                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         UNISTAR FINANCIAL SERVICE CORP.
                         -------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                   90921U 10 0
                                  -------------
                                 (CUSIP Number)


                           Leonard and Barbara Feldman
                                  2081 Magnolia
                          Highland Park, Illinois 60035
                                 (847) 831-4944

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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)




                                 April 30, 1999
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 1 of 4 Pages


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                                  SCHEDULE 13D

---------------------                                          -----------------
CUSIP NO. 90921U 10 0                                          PAGE 2 OF 4 PAGES
---------------------                                          -----------------


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     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


             Leonard and Barbara Feldman

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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [ ]
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     3       SEC USE ONLY

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     4       SOURCE OF FUNDS*

             OO
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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(E)                                           [ ]

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     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S.A
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                                7   SOLE VOTING POWER
        NUMBER OF
                                    55,000 (Mr. Feldman)
          SHARES                ------------------------------------------------
                                8   SHARED VOTING POWER
       BENEFICIALLY
                                    2,000,000 (Mr. & Mrs. Feldman)
         OWNED BY               ------------------------------------------------
                                9   SOLE DISPOSITIVE POWER
           EACH
                                    55,000 (Mr. Feldman)
        REPORTING               ------------------------------------------------
                                10  SHARED DISPOSITIVE POWER
       PERSON WITH
                                    2,000,000 (Mr. & Mrs. Feldman)
--------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    2,055,000
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    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                        [ ]

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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    8.4%
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    14       TYPE OF REPORTING PERSON*

                                    IN
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ITEM 1.  SECURITY AND ISSUER

         The securities covered by this Schedule 13D are shares of common stock, $.01 par value (the "Common Stock"), of Unistar Financial Service Corp., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 4635 McEwen Road, Dallas, Texas 75244.

         As of the date of this Schedule 13D, the Company is registering its Common Stock under Section 12 of the Securities Exchange Act of 1934, as amended (the "Act"), which places the Company under the beneficial ownership reporting rules of the Act and necessitates the filing of this Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND

(a)      This statement on Schedule 13D is being filed by Leonard and Barbara
         Feldman;

(b) Mr. Feldman's business address is 2081 Magnolia, Highland Park, Illinois 60035;

(c)      Mr. Feldman's present principal occupation is investor;

(d) Mr. and Mrs. Feldman have not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors);

(e) Mr. and Mrs. Feldman have not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

(f)      Mr. and Mrs. Feldman are both U.S. citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source and amount of funds or other consideration used by Mr. and Mrs. Feldman in acquiring 2,000,000 shares of the Common Stock was their investment in International Fidelity Holding Corporation, a Texas corporation, which was acquired by the Company in a stock-for-stock exchange approved by the Company's stockholders on August 17, 1998. The other 55,555 shares of Common Stock were acquired by Mr. Feldman when the Company converted debt owed to Mr. Feldman into such shares on February 25, 1999.

ITEM 4.  PURPOSE OF TRANSACTION

         Mr. and Mrs. Feldman currently have no plans to acquire additional equity in the Company or to engage in any transactions described in Paragraphs
(b) through (i) of this Item. Any decision by Mr. and Mrs. Feldman in the future to acquire or dispose of equity in the Company or to take any other actions with respect to the Company or its securities will depend upon several factors, including the prospects of the Company, general market and economic conditions, and other factors deemed relevant.

ITEM 5.  INTEREST IN SECURITIES

(a) As of the date hereof, Mr. and Mrs. Feldman beneficially own 2,055,000 shares of the

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         Company's Common Stock, which represent 8.4% of the Company's
         24,370,422 shares outstanding;

(b)      Number of shares as to which Mr. and Mrs. Feldman have:


             sole power to vote or direct the vote:                      55,000  (Mr. Feldman)
             shared power to vote or direct the vote:                 2,000,000  (Mr. and Mrs. Feldman)
             sole power to dispose or direct the disposition:            55,000  (Mr. Feldman)
             shared power to dispose or direct the disposition:       2,000,000  (Mr. and Mrs. Feldman)

(c) Mr. and Mrs. Feldman have not engaged in any transactions in the Common Stock within the past 60 days;

(d)      Not applicable;

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.




Date: April 30, 1999                  /s/ LEONARD FELDMAN
                                      ------------------------------------------
                                      Leonard Feldman



                                      /s/ BARBARA FELDMAN
                                      ------------------------------------------
                                      Barbara Feldman





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